Exhibit 2.1

August 27, 2004

Mr. John Hull

Hollywood Casino Shreveport

5601 Bridge Street, Suite 300

Forth Worth, Texas 76112-2355

Dear Mr. Hull,

It was a pleasure meeting with you and the other representatives of Hollywood Casino Shreveport in Los Angeles.  This Letter is submitted on behalf of Eldorado Resorts, LLC (“Eldorado”) in response to the invitation to revise our bid for the purchase of the business known as the Hollywood Casino Shreveport (“HCS” or the “Property”). It is our understanding that the purchase must be structured as a sale and purchase of the equity of HCS, rather than as a sale and purchase of assets.   This Letter therefore replaces the bids we presented on June 3, 2004, and August 19, 2004 and sets forth the terms and conditions of our revised bid. If this bid is acceptable to HCS and to those funds advised or managed by AIG and TCW (collectively, the “Restricted Note Holders”) that hold HCS’s publicly traded notes (the “Notes”; and the holders of the Notes, inclusive of the Restricted Note Holders, the “Note Holders”), we request that an authorized representative of HCS execute a copy of this Letter and return it to us.

We propose to purchase HCS (the “Transaction”) subject to the following terms and conditions:

1.             Purchasing Entities.   We intend to form two single purpose entities suitable for licensing by the Louisiana gaming licensing authorities which will initially be owned and operated by two of the controlling principals of Eldorado, Donald L. Carano and Gary Carano (“Eldorado Sub I” and “Eldorado Sub II” or, collectively, the “Eldorado Subs”).  Any capital investment made to the post bankruptcy company by the Eldorado Subs (other than the funding obtained through the debt restructuring) will be provided by

Eldorado, which shall have an option to acquire the Eldorado Subs from Messrs. Carano upon terms and conditions acceptable under Louisiana gaming law.  The primary purposes of this structure are (i) to shelter Eldorado from any recourse liability for the obligations of the Eldorado Subs and the post-closing company, and (ii) to facilitate and expedite initial licensing of the Eldorado Subs by the Louisiana gaming licensing authorities in order to facilitate a rapid closing of the Transaction.

2.             Equity Interests to be Purchased.

The Eldorado Subs would purchase the partnership interests in the Hollywood Casino Shreveport general partnership held by HCS I, Inc., and HCS II, Inc. (or if all partnership interests are cancelled under the Plan, newly issued partnership interests) under an investment agreement (“Investment Agreement”), thereby becoming the partners of the presently licensed partnership that operates HCS.  It is Eldorado’s understanding that HCS I, Inc., owns 99% of the HCS partnership interests and HCS II, Inc., owns a 1% partnership interest of the HCS general partnership. For the purpose of enabling the equity interests in the post bankruptcy company that will be granted to the Note Holders as discussed below, if permitted under Louisiana gaming law, the HCS general partnership would be reconstituted as a limited liability company or limited partnership upon the closing.

3.             Assets and Liabilities Retained by Post Bankruptcy Company

Generally, the assets and business of HCS, as presently owned by HCS and as identified in its financials and SEC filings would remain in the post bankruptcy company.  Except for liens granted in connection with the reorganization financing or liens that are otherwise expressly accepted by Eldorado, all liens and encumbrances on the partnership assets would be discharged and/or cleared off through the bankruptcy reorganization process so that upon closing, the post bankruptcy company would be free and clear of all liens and encumbrances not otherwise approved and accepted by Eldorado.

Eldorado’s offer would also be conditioned upon Eldorado’s review and satisfaction with HCS’ reserves and policies regarding casino receivables presently due to it and any that may be created up to the time of the closing. Further, Eldorado’s offer would be conditioned upon protections reasonably acceptable to Eldorado being incorporated into the deal in order to protect the confidentiality of HCS’s customer trade secret information, including its customers’ records, records of past customer play and marker activity, customer lists and other marketing materials, and players’ club lists and information, all of which would be left in the post bankruptcy company. No copies of such trade secret information would be retained by HCS’s present owner or by any of its affiliates, agents, representatives, officers, or employees.

Eldorado’s offer would also be conditioned upon there being no material changes to payables and other operating debts through the period of the closing and that reserves, accruals, and payables be maintained in the ordinary course.

Attached to this letter is an HCS Schedule of Accounts, showing account balances as of June 30, 2004.  “Net Working Capital” is the net of the included current asset accounts less the included liability accounts listed on the Schedule of Accounts.

As of the time of closing of the Transaction (the “Effective Date”), HCS shall be left with an amount of cash (including Cage-allocated Cash and Non-restricted Cash but not including Eldorado’s $5 million Cash Equity Contribution) equal to $18.2 million, increased or decreased, as the case may be, by the amount by which Net Working Capital is less than or greater than negative $4.25 million.  The balance of Effective Date cash shall remain with the Chapter 11 estate for payment of fees and expenses and/or distribution to the creditors.  The Final Documents will provide procedures to implement this provision, including the use of estimates on the Effective Date, the transmittal by post bankruptcy HCS to the estate within 30 days after the Effective Date of an Effective Date Net Working Capital Statement, and a process to reconcile any differences and transfer any net cash, as may be required.

With the exception of the accounts marked as “included” on the Schedule of Accounts and the liabilities relating to the New First Mortgage Notes and PIK Securities issued through the restructuring (see Sections 4 and 5 following), the post bankruptcy company would have no other liabilities at the time of the closing.

4.             Debt Restructuring; Transaction Mechanics.

The Transaction will be consummated under a prepackaged plan that is consistent in all material respects with the terms of this Letter (the “Plan”) in chapter 11 cases for HCS and certain of its affiliates, to be filed in the United States Bankruptcy Court for the Northern District of Texas (the “Bankruptcy Court”).  The final form of the Plan and accompanying disclosure statement shall be subject to the reasonable approval of Eldorado.  The Final Documents, as listed in the Time Schedule attached hereto, shall reflect the terms of this Letter, provide for the acquisition of partnership interests in HCS, provide that the underlying HCS assets shall be free and clear of all liens (other than liens securing the New First Mortgage Notes, any obligations assumed under the Plan or the Investment Agreement that are currently secured, permitted liens, and any other liens to which Eldorado may agree), and be subject to the approval of the Restricted Note Holders.

5.             Purchase Price.

The total purchase price would be $160,000,000, determined as follows, plus equity participation in the HCS partnership (or LLC, as the case may be):

$140 M	New First Mortgage Notes (10%)
20 M	PIK Preferred Equity Securities (13%)
$160 M
plus	25% non-voting limited partnership or membership interest in the post bankruptcy entity, subject to the further terms set forth herein.

(a)           New First Mortgage Notes.   The New First Mortgage Notes (the “New First Mortgage Notes”) shall be issued by post bankruptcy HCS and Shreveport Capital Corporation (or a different corporate subsidiary established by HCS under the Plan) as co-obligors and would bear interest at the rate of 10% per annum, with interest only payments made semi-annually in arrears (subject to the further conditions set forth with regard to the Management Fee, below), with a seven (7) year maturity.  The New First Mortgage Notes would be subject to a standard covenant package and would, at the option of post bankruptcy HCS, provide that the interest on the New First Mortgage Notes could be accrued at any time for two (2) six-month periods of time which can be, but do not have to be, consecutive, in order to provide working capital for the business.  The New First Mortgage Notes would be issued without recourse to Eldorado, its principals, or any of their affiliates other than the Eldorado Subs, which shall guarantee the Notes and shall grant a security interest in the partnership interests in post bankruptcy HCS to secure the guarantees.  The New First Mortgage Notes would be secured by the Property and would contain a 2-to-1 debt incurrence test.  The New First Mortgage Notes would be issued under the Plan and Section 1145 of the Bankruptcy Code.  Neither Eldorado, Eldorado Capital Corp., nor any subsidiary of Eldorado (other that post bankruptcy HCS, Shreveport Capital Corporation (or a different corporate subsidiary established by HCS under the Plan), Eldorado Sub I and Eldorado Sub II (collectively, the “Unrestricted Subsidiaries”) shall have any direct or indirect obligation under the terms of the Final Documents (i) to subscribe for additional equity interests in any of the Unrestricted Subsidiaries or (ii) to maintain or preserve any Unrestricted Subsidiary’s financial condition or to cause any Unrestricted Subsidiary to achieve any specified levels of operating results.

(b)           PIK Preferred Equity Securities.  The PIK Preferred Equity Securities (“PIK Securities”) would be issued by reorganized HCS with 13% cumulative compounding dividends on terms and conditions mutually acceptable to the parties provided, however, the PIK Securities would have an eight (8) year term and could be redeemed at the discretion of the post bankruptcy company at the accreted value anytime without penalty and without restriction from the holders of the New First Mortgage Notes provided that the New First Mortgage Notes are not in default at the time of redemption.

(c)           Limited Partnership (Membership) Interest.  The partnership (or membership) interest in the post bankruptcy company that would be issued to the Note Holders (the “Interest”) would be a limited partnership (or membership) interest with no voting authority except as required by law or as otherwise agreed by the partners (or members).  The Interest would be subject to the following rights of the respective parties:

(1)           Call Option by Post Bankruptcy HCS.  The post bankruptcy company would have the right to call the entire Interest (but not a portion of the Interest) at any time after a full fiscal year of operations following the Closing where the post bankruptcy company’s trailing EBITDAM for the four fiscal quarters preceding the date of the call exceeds $30,000,000.  In the event the post bankruptcy company exercises the call option, the price for the Interest would be 25% of six (6) times the four fiscal quarter trailing EBITDAM minus debt including New First Mortgage Notes and the PIK Securities, plus available cash.  A call payment would not be a Restricted Payment under the First Mortgage Indenture.

(2)           Put Option by Limited Partner/Member.  The holders of the Interest would have the right to put the entire Interest (but not a portion of the Interest) to post bankruptcy HCS for redemption at any time after a full fiscal year of operations following the Closing where the post bankruptcy company’s trailing EBITDAM for the four fiscal quarters preceding the date of the put exceeds $30,000,000.  In the event the holders of the Interest exercise the put and require HCS to purchase the Interest, the price for the Interest would be 25% of five and one-half (5.5) times the four fiscal quarter trailing EBITDAM, minus debt including New First Mortgage Notes and the PIK Securities, plus available cash.  A put payment would not be a Restricted Payment under the First Mortgage Indenture.  The Final Documents will provide a mechanism for the holders of the Interest to determine whether to exercise the put.

(3)           Board observation rights.  The Restricted Note Holders, for as long as they remain holders of a portion of the Interest and subject to regulatory approval (with the related fees and expenses to be paid by HCS), shall each have the right to appoint one observer to all board meetings, including any executive session, of the general partner/managing member of post bankruptcy HCS.

(d)           $5,000,000 Cash Equity Contribution.  $5,000,000, representing an initial cash contribution by Eldorado to the post bankruptcy company, would be deposited on the following schedule to an interest bearing escrow account to be held in escrow and paid over to the post bankruptcy company upon the closing.

(1)           The first $1 million shall be deposited upon acceptance of the Letter by HCS;

(2)           Another $1 million shall be paid upon Eldorado and HCS completing and signing Final Documents (as defined below);

(3)           The remaining $3 million upon confirmation of the Plan approving consummation of the Transaction with Eldorado.

The cash contribution, together with the cash and cash equivalents left in the post bankruptcy company at the time of the closing, will be used for capital expenditures and other capital improvements to the Property that are authorized by the new owners, bankroll, and working capital of the post bankruptcy company.

(e)           Refund of Deposit.  The sums deposited into escrow under paragraph 5(d) and any interest accrued thereon would be fully refundable to Eldorado (i) in the event the Transaction does not close for any reason other than a material breach by Eldorado or (ii) in the event HCS accepts a superior Acquisition Proposal (as herinafter defined).  Eldorado’s failure to obtain Louisiana Gaming Control Board approval of the Transaction after Eldorado makes a good faith effort to obtain the approval shall not be considered a material breach of this Letter or the Final Documents.

6.             Management Fee.  Eldorado would enter into a management consulting agreement (the “Management Agreement”) with the post bankruptcy company which would contain the following relevant terms:

(a)           Base Management Fee.  Eldorado would be entitled to receive an annual base management fee of $2,500,000 for services provided under the Management Agreement, to be paid quarterly;

(b)           Incentive Management Fee.  Eldorado would be entitled to an additional incentive management fee equal to 15% of EBITDA over $20,000,000 and 20% of EBITDA over $25,000,000, to be paid annually after completion of the annual audit.  Buyout terms relevant to the Management Agreement would be subject to negotiation by the parties.

(c)           Services Rendered.  All costs of on-site management of the post bankruptcy company, including costs relating to employment of on-site management executives, would be paid from the post bankruptcy company’s operations and would not be credited against the base management fee.  Eldorado would agree to provide oversight of on-site management by no less than three (3) of its executives, principals, or persons who would serve as the members of the post bankruptcy company’s general partner’s or managing member’s, as the case may be, Board of Directors.  All compensation for such oversight services would be included in the Management Fee provided, however, that Eldorado would be entitled to reimbursement of actual, reasonable costs incurred on behalf of the post bankruptcy company and its business (including reasonable travel costs, costs of gaming licensing of non-equity participants in the post bankruptcy company, and related compliance expenses as a result of management oversight of the property, etc.).

(d)           Priority of Payment.  Payment of the Base Management Fee due to Eldorado would have a priority over payment of any interest due on the New First Mortgage Notes.  The Incentive Management Fee would be subordinate to interest on the New First Mortgage Notes.

7.             Conditions Precedent.  Eldorado’s obligations to create the Eldorado Subs and to make the $5,000,000 capital infusion to the post bankruptcy company and to take on the management oversight services described herein would be subject to customary conditions precedent, including any conditions set forth elsewhere herein, plus the following:

(a)           Definitive Agreements. All parties’ obligations to proceed with the Transaction are conditioned upon the negotiation and execution of final documentation listed in the Schedule attached to this Letter or otherwise contemplated by this Letter (the “Final Documents”) on terms reasonably acceptable to Eldorado, HCS and the Restricted Note Holders.  Upon signing this agreement, HCS, Eldorado and the Restricted Note Holders will negotiate the Final Documents in good faith.  HCS shall provide Eldorado with reasonable access to the books and records of HCS during normal business hours, and not in any way that would interfere with the operation of the business, to conduct further due diligence to provide Eldorado information for the negotiation of the Final Documents.  The Final Documents may be subject to customary conditions precedent including acceptable encumbrances, disclosure of litigation, title and UCC reports and employee and other ERISA obligations.

(b)           Bankruptcy Court Approval of Restructuring.  All parties’ obligations to proceed with the Transaction are conditioned upon HCS obtaining any necessary prepetition acceptances of the Plan by impaired classes of Notes by majorities required under Section 1126 of the Bankruptcy Code, Bankruptcy Court confirmation of the Plan by an order whose effectiveness is not stayed, and Louisiana Gaming Control Board approval of the Transaction.

8.             Counsel/Consultants.  We have made preliminary arrangements for the engagement of various counsel and consultants to assist Eldorado in this matter and will provide relevant contact information to your representatives as we proceed to preparation of the Final Documents.

9.             No Shop

From the date of this Letter until the termination of this Letter, HCS will not, nor will it authorize or permit any officer, director, employee or agent of, or any investment banker, attorney, accountant or other advisor or representative of, HCS to, directly or indirectly, initiate, solicit or encourage any inquiries, offers or proposals that constitute, or may reasonably be expected to lead to, a proposal or offer for (x) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction, (y) any sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of assets representing all or substantially all of the assets of HCS, or (z) sale of equity interests representing, individually or in the aggregate, a majority of the voting power of HCS (any of the foregoing inquiries, offers or proposals being referred to in this Letter as an “Acquisition Proposal”); except that nothing contained in this Letter shall prevent HCS from (A) entering into a definitive agreement providing for the implementation of a superior Acquisition Proposal if HCS is concurrently terminating this Agreement under the second sentence of Section 15 or (B) furnishing non-public information to, entering into customary confidentiality agreements with, or entering into discussions or negotiations with, any person or entity in connection with a bona fide written Acquisition Proposal to HCS, if HCS determines in its good faith reasonable judgment after consultation with its advisors that such Acquisition Proposal, if accepted, constitutes, or is reasonably likely to lead to or result in, a superior Acquisition Proposal.

10.           Break-up Fees.

(a)           If, before the execution of the Final Documents, (i) this Letter terminates under the first sentence of Section 15 and after the termination of and within 180 days after the date of this Letter, HCS enters into a definitive agreement providing for the implementation of an Acquisition Proposal (a “Competing Transaction”) or (ii) within 180 days after the date of this Letter, HCS terminates this Letter under the second sentence of Section 15 and enters into a superior Competing Transaction, then Eldorado shall be entitled to receive a break-up fee of $1,000,000 (the “Letter Break-Up Fee”).

(b)           If, after execution of Final Documents and before the 180th day after the date of termination of the Final Documents, HCS enters into an agreement for and thereafter consummates a Competing Transaction, then Eldorado shall be entitled to a break-up fee in the amount $2,000,000 (the “Final Documents Break-Up Fee” and, together with the Letter Break-Up Fee, the “Break-Up Fee”), according to terms and conditions to be described in the Final Documents.

(c)           Eldorado shall not be entitled to payment of a Break-Up Fee if HCS enters into an agreement for or consummates a Competing Transaction after (i) the Bankruptcy Court denies confirmation of the Plan for a reason other than the existence of a Competing Transaction or (ii) the Louisiana Gaming Control Board determines not to approve the Transaction.

(d)           The Break-Up Fee shall serve as the exclusive remedy to Eldorado under this Letter or under the Final Documents, as applicable, in the event of a breach by HCS hereunder or thereunder.

(e)           If Eldorado becomes entitled to payment of the Letter Break-Up Fee, HCS shall pay the Letter Break-Up Fee to Eldorado by wire transfer of immediately available funds, not later than ten days after Eldorado becomes entitled thereto.

11.           Conduct of Business.  Subject to any obligations as debtor in possession under the Bankruptcy Code, prior to closing, HCS shall use reasonable efforts to preserve intact and operate the business in the ordinary course, consistent with operations during the period after July 1, 2003.  Without limiting the foregoing, HCS shall use reasonable efforts to: (a) maintain its assets in good working condition (normal wear excepted); (b) maintain good relations with HCS’s employees, and (c) maintain the business, assets, and operations as an ongoing business and consistent with past practices.

12.           Time Schedule.  The anticipated timing and deadlines for the conclusion of the Transaction are set forth on the attached Time Schedule, as the Time Schedule may be revised from time to time by agreement between Eldorado and HCS.  Eldorado and HCS shall endeavor in good faith to negotiate and complete the Final Documents, to solicit acceptances from Note Holders, and to seek Bankruptcy Court confirmation of the Plan according to the Time Schedule and otherwise to comply with the Time Schedule.

13.           Governing Law. This Letter will be governed by and construed under the laws of New York, including Section 5-1401 of the New York General Obligation Law.

14.           Jurisdiction; Service of Process. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Letter may be brought against any of the parties in the courts of the State of Louisiana, or, if it has or can acquire jurisdiction, in the United States District Court for the Western District of Louisiana or in the bankruptcy court where a bankruptcy case for HCS is pending, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.

15.           Termination. This Letter will automatically terminate on the earlier of the date of the execution of the Final Documents or September 30, 2004 (or such later date as HCS and Eldorado may agree in writing), but the termination of this Letter will not affect the liability of a party for breach of any of the provisions in this Letter before the termination. In addition, HCS may terminate this Letter if HCS has concurrently entered into a superior Competing Transaction.  Upon termination of this Letter, the parties will have no further obligations hereunder, except as stated in Sections 5(e) (Deposit), 10 (Expense Reimbursement; Break-Up

Fee), 13 (Governing Law), 14 (Jurisdiction; Service of Process), 15 (Termination), 16 (Facsimile; Counterparts), 17 (Miscellaneous) which will survive any such termination.

16.           Facsimiles; Counterparts. This Letter may be executed by facsimile signatures and in one or more counterparts, each of which will be deemed to be an original copy of this Letter and all of which, when taken together, will be deemed to constitute one and the same agreement.

17.           Miscellaneous.

(a)           Eldorado and HCS will each be responsible for and bear all of its own costs and expenses (including any broker’s or finder’s fees and the expenses of its representatives) incurred at any time in connection with pursuing or consummating the Transaction.  Except as provided under Section 1146 of the Bankruptcy Code, all state real estate transfer fees and related fees and taxes will be paid at closing by HCS and all other closing costs, fees and taxes imposes as a result of the sale of the real property will be allocated in accordance with customary commercial practice.  All escrow fees, related costs and prorations would be allocated at the closing, subject to normal commercial practice in Shreveport, Louisiana.

(b)           Within thirty (30) days after the execution by all parties of Final Documents, Eldorado and its principals will submit appropriate gaming applications to the State of Louisiana gaming licensing authorities and will thereafter diligently pursue same to issuance or rejection.

(c)           To the extent permitted and approved under Louisiana gaming laws and after the execution of the Final Documents, Eldorado will be entitled to have a representative on HCS’s premises for the purpose of observing and monitoring its business operations.

(d)           HCS and the Restricted Note Holders will agree to cooperate with Eldorado, at no expense to themselves, in pursuing any tax favorable treatment with regard to the structuring of the Transaction. However, the unavailability of any such tax treatment would not be considered reasonable grounds for (i) any pricing adjustment, or (ii) any delay of the Effective Date.

(e)           The undersigned persons represent that each has the requisite authority to execute this Letter on behalf of the entity for which he or she is signing.

(f)            Eldorado and HCS acknowledge that, other than Libra Securities, LLC, and CIBC World Markets Corp., they have had no negotiations through or brokerage services performed by any broker or intermediary in connection with the execution and delivery of this Letter. Eldorado shall in no event be liable for any brokerage fees or costs of HCS.

(g)           This Letter shall be binding upon the parties and their respective successors and assigns and may not be relied upon or enforced by any other person or entity other than the parties hereto and their successors and assigns.

(h)           If this Letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury.

We request that a response to this offer be given to us by the end of business on Monday, August 30.  If the foregoing is acceptable, please so indicate by signing the attached copy of this Letter and returning same to us on or before that time.

Eldorado Resorts, LLC
By: Recreational Enterprises, Inc.
Its’ Managing Member

/s/ Donald L. Carano
Donald L. Carano, President

Accepted and agreed on this 27th day of August, 2004.

HOLLYWOOD CASINO SHREVEPORT
By HCS I, Inc., its General Partner

/s/ John Hull
John Hull, President

141032.1

TIME SCHEDULE

Through September  30 – Negotiate Final Documents, including:

A.           Plan

B.             Disclosure Statement

C.             Investment Agreement

D.            New Note Indenture

E.              Contingent Payment Obligation

F.              Transition Services Agreement

G.             Management Agreement

H.            Key Noteholder Lock-up Agreement with HCS (Eldorado not a party)

By September  30 –

A.           Execute Final Documents (Eldorado, HCS, and Restricted Note Holders)

October 1 to November 1  – Solicit acceptances from creditors

By  November 4–

A.           File Chapter 11 with Plan, Disclosure Statement, and ballot tabulation.

B.             File First Day Motions, including Motion to Approve Transition Services Agreement and Hull and Tarrant employment agreements

Week of December 6– Bankruptcy Court Confirmation hearing

Effective Date to occur within 10 days after Louisiana Gaming Control Board licensing approval